25 Greens Hill Lane • Rutland, VT 05701 p. 802.775.0325 • f. 802.775.3290

CASELLA RESOURCE SOLUTIONS ZERO-SORT® RECYCLING • COLLECTION • ORGANICS • ENERGY • LANDFILLS casella.com

May 21, 2020

By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Attention: Yolanda Guobadia
Sondra Snyder

Re: Casella Waste Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 21, 2020
Form 8-K Filed February 20, 2020
File No. 0-23211

Ladies and Gentlemen:
This letter is submitted in response to comments contained in a letter dated April 23, 2020 (the “Comment Letter”) from the staff of the Office of Energy & Transportation of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) to Edmond R. Coletta, Senior Vice President and Chief Financial Officer of Casella Waste Systems, Inc. (the “Company”) concerning the above referenced Form 10-K and Form 8-K. The Company’s responses are set forth below and are keyed to the numbering of the comments and headings used in the Comment Letter.
Form 8-K Filed February 20, 2020
Exhibit 99.1
Reconciliation of Certain Non-GAAP Measures
Reconciliation of Adjusted EBITDA and Adjusted Operating Income from Net Income/(loss) and Reconciliation of Adjusted Net Income from Net In, page 11
1.Landfill closures appear to be normal, recurring, cash expenses necessary to operate your business. Tell us how you considered Question 100.01 of the CD&I’s on Non-GAAP Financial Measures with respect to the adjustment for the Southbridge Landfill closure charge, net to arrive at adjusted EBITDA and adjusted operating income on page 11 and net income on page 12. In doing so, provide a detailed explanation of each line item presented in the table in Note 1: Southbridge Landfill Closure Charge, Net on page 10.
Response:
The Company considers Rule 100(b) of Regulation G and Question 100.01 of the Compliance and Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures when excluding an item from Adjusted EBITDA and Adjusted Operating Income and does not believe that the adjustment for the Southbridge Landfill closure charge, net is misleading or is inappropriately adjusting for normal, recurring, cash operating expenses to operate the Company’s business.

While not a substitute for financial information presented in accordance with generally accepted accounting principles in the United States (“GAAP”), the Company believes that providing investors with additional non-GAAP measures along with the corresponding GAAP financial measures disclosed with equal or greater prominence is useful and indicative of its base operations or “core operating performance” because it is helpful in understanding its ongoing performance in the ordinary course of operations and affords investors the benefit of viewing its performance using the same financial metrics that the Company’s senior management uses in assessing performance, making many key operating decisions, allocating capital resources, developing internal budgets and forecasts, communicating with our Board of Directors, and establishing metrics for achievement of annual and long-term management incentive compensation. The Company, in many instances, also adjusts for some portion or all these items when calculating its bank covenants and further believes that providing this information allows its investors greater transparency and a better understanding of the Company’s core operating performance. The Company also believes that providing a standardized operating performance metric helps to facilitate a clear and transparent dialogue with the investor community. In addition, as the Company’s larger industry peers disclose similar non-GAAP measures, the Company believes that providing investors with non-GAAP measures is useful for comparing its results to those of its peers.
Specifically, in the quarter ended June 30, 2017, the Company initiated the unplanned closure of the Southbridge Landfill when it determined that continuing operation of the site was not in the best interest of the Company’s stockholders due to the significant capital investment required to obtain expansion permits and for future development coupled with an uncertain regulatory environment. This resulted in an aggregate charge of $64.1 million comprised of a $48.0 million asset impairment charge, a $9.1 million project development charge associated with the write-off of deferred costs associated with landfill permitting activities no longer deemed viable, a $6.4 million environmental remediation charge associated with the future installation of a municipal waterline, and a $0.6 million charge associated with incurred legal and other transaction costs associated with various matters as a part of the Southbridge Landfill closure. The closure of the Southbridge Landfill in the twelve months ended December 31, 2017 had not previously been considered when communicating with investors and resulted in significant charges based on the unplanned, premature nature of the closure and the corresponding accounting for this event in accordance with GAAP. The unplanned closure of the Southbridge Landfill reduced the economic useful life of the assets from prior estimates by approximately ten years.
The Company believes that the most transparent presentation to investors is to aggregate all Southbridge Landfill closure charges and gains, as applicable, into one line item in order to disclose the full impact of the Southbridge Landfill closure on the income statement due to its non-recurring, infrequent, or unusual nature, while disclosing the detailed breakout of the related Southbridge Landfill closure charges and gains, as applicable, in a footnote. After initial recognition, subsequent periods were updated accordingly to maintain classification and to present these items consistently between periods, and any additional detailed breakout of the charges and gains was added to the footnote, as necessary, based on the nature of the charges and gains.
The unplanned closure of the Southbridge Landfill was viewed by the Company’s senior management as non-recurring, infrequent or unusual and classified this way because the closure of the site occurred earlier than the end of the site’s expected economic useful life based on the determination that further development would not generate an appropriate risk adjusted return due to the uncertain regulatory environment and significant investments required to develop expansion capacity. An unplanned landfill closure like this is not reasonably likely to recur within two years and there had not been a similar event within the prior two years, consistent with Item 10(e) of Regulation S-K.

An explanation of the charges (settlement) associated with the Southbridge Landfill closure charge in Note 1, Southbridge Landfill Closure Charge, Net, in Exhibit 99.1 to the Company’s Form 8-K filed on February 20, 2020, is as follows:
Contract settlement charge: The Company recorded a contract settlement charge of $8.7 million in the three and twelve months ended December 31, 2018. This charge is a direct result of the unplanned closure of the Southbridge Landfill and represents a one-time contract settlement charge associated with establishing a reserve for remaining future obligations owed to the Town of Southbridge over the term of the landfill operating agreement with the Town of Southbridge, according to the settlement agreement reached with the Town of Southbridge in November 2018. The Company would typically expense costs associated with these obligations using a units-of-consumption method as landfill airspace is consumed over the total estimated remaining capacity of the landfill site.
Landfill closure project charge: The Company recorded a landfill closure project charge of $6.0 million in the three and twelve months ended December 31, 2018. This charge is a direct result of the closure of the Southbridge Landfill and is associated with updating the expected remaining landfill closure costs based on an amended closure plan that considers additional feedback from regulatory bodies and revised cost information.
Charlton settlement charge: The Company recorded a Charlton settlement charge of $1.2 million in the twelve months ended December 31, 2018. This one-time charge is associated with establishing a reserve for the settlement of the Town of Charlton’s legal claim against the Company, according to the settlement agreement reached with the Town of Charlton in May 2018. This charge is a direct result of the closure of the Southbridge Landfill as the Town of Charlton had initiated a cease and desist order to the Company associated with certain water detention basins of the Southbridge Landfill.
Legal and transaction costs: The Company recorded legal and transaction costs of $0.6 million and $1.1 million in the three months ended December 31, 2019 and 2018, respectively, and $2.7 million and $2.1 million in the twelve months ended December 31, 2019 and 2018, respectively. These costs represent primarily legal, environmental consulting, water testing and fresh water supply costs and are directly associated with closing the Southbridge Landfill.
Recovery on insurance settlement: The Company recorded a recovery on insurance settlement of $(10.0) million in the twelve months ended December 31, 2018. This gain represents a recovery on an environmental insurance settlement associated with the Southbridge Landfill closure. The Company had filed an insurance claim seeking reimbursement of environmental remediation and certain project development costs that were previously incurred and charged to Southbridge Landfill closure charge, net in the fiscal year ended December 31, 2017.
Reconciliation of Adjusted Net Income from Net Income/(loss), page 12
2.Disclose how you calculated the tax effect of the adjustments to arrive at adjusted net income for the periods presented.
Response:
In accordance with the guidance in Question 102.11 of the C&DIs on Non-GAAP Financial Measures, the Company determines the tax effect of the non-GAAP adjustments by calculating an adjusted tax provision or benefit considering the current and deferred tax impact of those adjustments. The tax effect on each non-GAAP measure is computed by comparing the GAAP tax provision to an adjusted tax provision computed excluding all relevant impacts of the non-GAAP adjustments, considering the impact on the effective tax rate, current provision and deferred provision. Because of the Company’s valuation allowance on its deferred tax assets and the federal and state net operating loss carryforwards available to offset current taxes, the tax effect on non-GAAP measures is relatively small.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, in future earnings releases the Company will enhance its disclosure of the tax effects on non-GAAP measures by including the following explanation:
“The tax effect of the adjustments is an aggregate of the current and deferred tax impact of each adjustment, including the impact to the effective tax rate, current provision and deferred provision. The computation considers all relevant impacts of the adjustments, including available net operating loss carryforwards and the impact on the valuation allowance.”
Reconciliation of Normalized Free Cash Flow from Net Cash Provided by Operating Activities, page 13
3.We note your reconciliation of normalized free cash flow to net cash provided by operating activities. Please address the following:
•Tell us why you believe normalized free cash flow is useful to investors and how it reflects your “core operating performance.” Refer to Item 10(e)(1)(i)(C) of Regulation S-K.
•Tell us why it is appropriate to add back landfill closure, site improvement and remediation costs, which appear to be cash expenditures and a normal, recurring cost of your business.
•Tell us why you add back expenses from acquisition activities and other items. In doing so, quantify the amounts related to other items and disclose the nature of the other items amounts.
•Tell us your rationale for presenting a measure of free cash flow, i.e. normalized free cash flow, by deducting some rather than all of the capital expenditures made during the periods presented. Disclose why you add back non-recurring capital expenditures and Waste USA landfill phase VI capital expenditures to arrive at this measure.
Response:
Tell us why you believe normalized free cash flow is useful to investors and how it reflects your “core operating performance.” Refer to Item 10(e)(1)(i)(C) of Regulation S-K.
The Company defines “Normalized Free Cash Flow” as “net cash provided by operating activities:
•less capital expenditures,
•less payments on landfill operating lease contracts,
•plus proceeds from divestiture transactions,
•plus proceeds from the sale of property and equipment,
•plus proceeds from property insurance settlement,
•plus (less) contributions from (distributions to) noncontrolling interest holders,
•plus (less) certain cash outflows (inflows) associated with landfill closure, site improvement and remediation,
•plus certain cash outflows associated with new contract and project capital expenditures,
•plus certain cash outflows associated with contract settlement costs,
•plus certain cash outflows associated with expense from acquisition activities and other items,
•plus certain cash outflows associated with capital expenditures related to acquisitions or assumption of new customers from a distressed or defunct market participant,
•plus (less) cash outflows (inflows) associated with certain business dissolutions,
•plus cash interest outflows associated with the timing of refinancing transactions,
•plus cash outflows associated with Waste USA landfill phase VI construction”.

While not a substitute for financial information presented in accordance with GAAP, the Company believes that providing investors with additional non-GAAP measures along with the corresponding GAAP financial measures disclosed with equal or greater prominence is useful and that Normalized Free Cash Flow provides a liquidity measure that demonstrates a comparable measure of cash flows generated by the Company’s core operations that is then available to be deployed for strategic acquisitions, growth investments, development projects and strengthening the Company’s balance sheet through paying down debt. The Company believes that providing Normalized Free Cash Flow affords investors the benefit of understanding its liquidity using the same financial metrics that the Company’s senior management uses in assessing liquidity, making many key operating decisions, allocating capital resources, developing internal budgets and forecasts, communicating with our Board of Directors, and establishing metrics for achievement of annual and long-term management incentive compensation. The Company also believes that providing a standardized liquidity measure helps to facilitate a clear and transparent dialogue with the investor community. In addition, as the Company’s larger industry peers disclose similar non-GAAP measures, the Company believes that providing investors with non-GAAP measures is useful for comparing its results to those of its peers.
In response to the Staff’s comment, in future earnings releases the Company will clarify that Normalized Free Cash Flow is a liquidity measure rather than a performance measure, with the following proposed disclosure (proposed additions and deletions have been noted with underlines and strikethroughs, respectively):
“The Company presents Adjusted EBITDA, Adjusted Operating Income, Adjusted Net Income (Loss)~~,~~ and Adjusted Diluted Earnings (Loss) Per Common Share~~, Normalized Free Cash Flow, Consolidated EBITDA, Consolidated Funded Debt, Net and the Consolidated Net Leverage Ratio~~ because it considers them important supplemental measures of its performance and presents Normalized Free Cash Flow, Bank Consolidated EBITDA, Consolidated Funded Debt, Net and Consolidated Net Leverage Ratio because it considers them important supplemental measures of its liquidity. The Company believes such non-GAAP financial measures ~~they~~ are frequently used by securities analysts, investors and other interested parties in the evaluation of the Company’s results. Management uses ~~these~~ non-GAAP performance ~~financial~~ measures to further understand its “core operating performance~~.~~” and ~~The Company~~ believes its “core operating performance” is helpful in understanding its ongoing performance in the ordinary course of operations. Management uses non-GAAP liquidity measures to understand the Company’s cash flows provided by operating activities after certain expenditures along with its consolidated net leverage and believes that these also demonstrate the Company’s ability to execute on its strategic initiatives. The Company believes that providing Adjusted EBITDA, Adjusted Operating Income, Adjusted Net Income (Loss), Adjusted Diluted Earnings (Loss) Per Common Share, Normalized Free Cash Flow, Bank Consolidated EBITDA, Consolidated Funded Debt, Net and the Consolidated Net Leverage Ratio to investors, in addition to corresponding income statement and cash flow statement measures, affords investors the benefit of viewing its performance and liquidity using the same financial metrics that the management team uses in making many key decisions and understanding how the core business and its results of operations and cash flow generation has performed. The Company further believes that providing this information allows its investors greater transparency and a better understanding of its core operating ~~financial~~ performance and liquidity."
Tell us why it is appropriate to add back landfill closure, site improvement and remediation costs, which appear to be cash expenditures and a normal, recurring cost of your business.
Landfill closure, site improvement and remediation costs added back to Normalized Free Cash Flow represent cash inflows and outflows pertaining to the closure of the Southbridge Landfill and environmental remediation payments associated with the Company’s portion of costs associated with environmental remediation at the Company’s Potsdam, New York scrap yard. The Company’s senior management considers both the closure of the Southbridge Landfill and the environmental remediation at the Potsdam scrap yard to be non-recurring, infrequent or unusual events. These cash outflows are added back when calculating Normalized Free Cash Flow because the Company believes Normalized Free Cash Flow provides a liquidity measure to investors that demonstrates a comparable measure of cash flows generated by the Company’s core operations that is then available to be deployed for strategic acquisitions, growth investments, development projects and strengthening the Company’s balance sheet through paying down debt.

The Company has classified the Southbridge Landfill closure, site improvement and remediation costs as non-recurring, infrequent or unusual because the closure of the site occurred earlier than the end of the site’s expected economic life as previously planned. The site was closed prematurely because it was determined that further development would not generate an appropriate risk adjusted return due to the uncertain regulatory environment and significant investments required to develop expansion capacity. The unplanned closure of the Southbridge Landfill has led to the unexpected acceleration of certain cash outflows associated with the obligation to retire the asset while adverse regulatory requirements have contributed to higher than expected costs. The Company has classified the environmental remediation at the Potsdam scrap yard as non-recurring, infrequent or unusual because this remediation is the result of a joint and several liability associated with the cleanup of a site acquired in 1998 that was deemed a Superfund site in 2000 by the New York Department of Environmental Conservation and is not associated with current operations or an investment to further develop the Company.
The Company’s senior management believes it is appropriate to consistently present these amounts across periods and to adjust for these items per Regulation G and the other requirements of Item 10(e) of Regulation S-K. These non-recurring cash outflows are added back to arrive at Normalized Free Cash Flow in order to provide a liquidity measure that is comparable across periods. The Company believes that providing this liquidity measure facilitates a clear and transparent dialogue with the investor community.
Tell us why you add back expenses from acquisition activities and other items. In doing so, quantify the amounts related to other items and disclose the nature of the other items amounts.
Cash outflows associated with expenses from acquisition activities and other items are added back when calculating Normalized Free Cash Flow because the Company believes with Normalized Free Cash Flow provides a liquidity measure to investors that demonstrates a comparable measure of cash flows generated by the Company’s core operations that is then available to be deployed for strategic acquisitions, growth investments, development projects and strengthening the Company’s balance sheet through paying down debt. The Company’s senior management deems it appropriate to adjust for acquisition related costs and other items in order to provide a liquidity measure available before expenditures related to acquisitions. Acquisition related costs are directly associated with specific transactions and include legal, environmental, valuation and consulting as well as asset and workforce integration and technology infrastructure costs. The only expenses associated with other items includes $0.2 million related to the expiration of a shelf registration statement in the twelve months ended December 31, 2018. These non-recurring cash outflows are added back to arrive at Normalized Free Cash Flow in order to provide a liquidity measure that is comparable across periods. The Company believes that providing this liquidity measure facilitates a clear and transparent dialogue with the investor community.
Tell us your rationale for presenting a measure of free cash flow, i.e. normalized free cash flow, by deducting some rather than all of the capital expenditures made during the periods presented. Disclose why you add back non-recurring capital expenditures and Waste USA landfill phase VI capital expenditures to arrive at this measure.
Cash outflows associated with non-recurring capital expenditures are added back when calculating Normalized Free Cash Flow because the Company believes Normalized Free Cash Flow provides a liquidity measure to investors that demonstrates a comparable measure of cash flows generated by the Company’s core operations that is then available to be deployed for strategic acquisitions, growth investments, development projects and strengthening the Company’s balance sheet through paying down debt. Non-recurring capital expenditures include acquisition related capital expenditures that are necessary to optimize strategic synergies associated with integrating newly acquired operations within the first twelve months following an acquisition or longer in specific circumstances as dictated by regulatory or identifiable integration constraints as well as non-routine development investments that are expected to provide long-term returns for investors.

Capital expenditures associated with phase VI at the Waste USA landfill are added back as a unique development project for the construction of long-term infrastructure to facilitate future landfill airspace construction at the Waste USA landfill. This is associated with an expansion permit that was received in 2019 which significantly enhances the economic useful life of the asset and requires significant investment into foundational infrastructure. The Company differentiates this investment from normal or ongoing landfill construction as it will not start to provide economic benefit for approximately four years.
These non-recurring capital expenditures are added back to arrive at Normalized Free Cash Flow in order to provide a liquidity measure that is comparable across periods. The Company believes that providing this liquidity measure facilitates a clear and transparent dialogue with the investor community.
If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (802) 772-2239.

Sincerely,

/s/ Edmond R. Coletta
Edmond R. Coletta
Senior Vice President and Chief Financial Officer
Casella Waste Systems, Inc.